November 21, 2017

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC

Re:     Global X Funds (the “Trust”)
File Nos. 333-151713 and 811-22209

Ladies and Gentlemen,

Pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”), the Trust respectfully requests withdrawal of the following Post-Effective Amendments to the Trust's Registration Statement on Form N-1A (the “Amendments”).

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
490	11/03/2017	485BXT	0001628280-17-010837
483	10/11/2017	485BXT	0001628280-17-009841
476	09/14/2017	485BXT	0001628280-17-009284
469	08/17/2017	485BXT	0001628280-17-008745
461	07/19/2017	485BXT	0001628280-17-007102
455	06/22/2017	485BXT	0001628280-17-006660
448	05/25/2017	485BXT	0001628280-17-005907
442	04/27/2017	485BXT	0001628280-17-004392
436	03/30/2017	485BXT	0001628280-17-003115
426	03/02/2017	485BXT	0001628280-17-002098
417	02/02/2017	485BXT	0001628280-17-000771
409	01/04/2017	485BXT	0001628280-17-000051
402	12/07/2016	485BXT	0001628280-16-021873
396	11/09/2016	485BXT	0001628280-16-021113
387	10/13/2016	485BXT	0001628280-16-020040
381	09/14/2016	485BXT	0001628280-16-019577
375	08/18/2016	485BXT	0001628280-16-019138
366	07/20/2016	485BXT	0001628280-16-017659
358	06/23/2016	485BXT	0001628280-16-017289
351	05/24/2016	485BXT	0001628280-16-016652
339	04/28/2016	485BXT	0001628280-16-014913
326	03/23/2016	485BXT	0001628280-16-012917
315	03/02/2016	485BXT	0001628280-16-012170
306	02/03/2016	485BXT	0001628280-16-010686
298	01/07/2016	485BXT	0001628280-16-010163
291	12/09/2015	485BXT	0001628280-15-009330
285	11/12/2015	485BXT	0001628280-15-008636
278	10/14/2015	485BXT	0001628280-15-007677
271	09/16/2015	485BXT	0001628280-15-007138
264	08/19/2015	485BXT	0001628280-15-006712
259	07/21/2015	485BXT	0001628280-15-005345
249	06/18/2015	485BXT	0001628280-15-004963
239	05/21/2015	485BXT	0001628280-15-004384
232	04/30/2015	485BXT	0001628280-15-003136
225	04/01/2015	485BXT	0001628280-15-002118
213	03/05/2015	485BXT	0001628280-15-001500
206	02/05/2015	485BXT	0001432353-15-000018
201	01/13/2015	485BXT	0001432353-15-000005

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
196	12/18/2014	485BXT	0001432353-14-000327
189	11/20/2014	485BXT	0001432353-14-000307
181	10/23/2014	485BXT	0001432353-14-000270
169	09/24/2014	485BXT	0001432353-14-000226
163	08/28/2014	485BXT	0001432353-14-000210
157	08/01/2014	485BXT	0001432353-14-000193
145	05/23/2014	485APOS	0001432353-14-000146

The Amendments relate to the Global X Commodities Strategy ETF. No securities were sold in connection with the Amendments and the Trust has determined not to proceed with the offering of the series at this time.

Sincerely,

\s\ Daphne Tippens Chisolm

Daphne Tippens Chisolm
General Counsel